                                                       OMB APPROVAL
                              UNITED STATES            OMB NUMBER   3235-0145
                   SECURITIES AND EXCHANGE COMMISSION  EXPIRES: OCTOBER 31, 1994
                          WASHINGTON, D.C. 20549       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER RESPONSE. 14.90

                               SCHEDULE 13G


                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. )*


                                   AAR Corp.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                     000361105
- --------------------------------------------------------------------------------
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745
                               PAGE 1 OF 12 PAGES

- -----------------------                                  ---------------------
  CUSIP NO. 000361105                   13G                PAGE 2 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Hancock Mutual Life Insurance Company
          I.R.S. No. 04-1414660
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          N/A                                                   (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Commonwealth of Massachusetts

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                 -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          None, except through its indirect, wholly-owned subsidiaries, NM Capital Management, Inc. and John Hancock Advisers, Inc.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
          N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          See Line 9, above

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          IC, IA, BD, HC

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 2 OF 12 PAGES

- -----------------------                                 ------------------------
  CUSIP NO. 000361105                 13G                   PAGE 3 OF 12 PAGES
- -----------------------                                 ------------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Hancock Subsidiaries, Inc.
          I.R.S. No. 04-2687223
- --------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
          N/A                                                    (b) [_]

- --------------------------------------------------------------------------------

3     SEC USE ONLY


- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
          Delaware

- --------------------------------------------------------------------------------
                        SOLE VOTING POWER
                     5
     NUMBER OF                   -0-

      SHARES      -------------------------------------------------------------
                        SHARED VOTING POWER
   BENEFICIALLY      6
                                 -0-
     OWNED BY
                   -------------------------------------------------------------
       EACH             SOLE DISPOSITIVE POWER
                     7
    REPORTING                    -0-

      PERSON       -------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
       WITH          8
                                 -0-
- --------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None, except through its indirect, wholly-owned subsidiaries, NM Capital Management, Inc. and John Hancock Advisers, Inc.

- --------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

- --------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See Line 9, above.

- --------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          HC
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 3 OF 12 PAGES

- -----------------------                                  ---------------------
  CUSIP NO. 000361105                   13G                PAGE 4 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Berkeley Financial Group
          I.R.S. No. 04-3145626
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          N/A                                                   (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Commonwealth of Massachusetts

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                 -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          913,130: 911,530 through its direct, wholly-owned subsidiary, NM Capital Management, Inc. and 1,600 through its direct, wholly-owned subsidiary, John Hancock Advisers, Inc.
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
          N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          5.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          HC

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 4 OF 12 PAGES

- -----------------------                                  ---------------------
  CUSIP NO. 000361105                   13G                PAGE 5 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NM Capital Management, Inc.
          I.R.S. No. 85-0268885
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
          N/A                                                   (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          New Mexico

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   142,020

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                     -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    911,530

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                     -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          911,530

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
          N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          5.7%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          IA

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 5 OF 12 PAGES

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

 (1) Names and Social Security Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group.
     Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

 (3) The third row is for SEC internal use; please leave blank.

 (4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

 (5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row
     (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                   Category                             Symbol
               Broker Dealer                              BD
               Bank                                       BK
               Insurance Company                          IC
               Investment Company                         IV
               Investment Adviser                         IA
               Employee Benefit Plan, Pension Fund,
                 or Endowment Fund                        EP
               Patent Holding Company                     HC
               Corporation                                CO
               Partnership                                PN
               Individual                                 IN
               Other                                      OO


Notes:
  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
  Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

  Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security

                               Page 6 of 12 pages
holders of certain issuers.
  Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
  Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions, Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
  Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.
  (a)Name of Issuer
  (b)Address of Issuer's Principal Executive Offices

ITEM 2.
  (a)Name of Person Filing
  (b)Address of Principal Business Office or, if none, Residence
  (c)Citizenship
  (d)Title of Class of Securities
  (e)CUSIP Number

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
  (a)[_] Broker of Dealer registered under Section 15 of the Act
  (b)[_] Bank as defined in section 3(a)(6) of the Act.
  (c)[_] Insurance Company as defined in section 3(a)(19) of the act
  (d)[_] Insurance Company registered under section 8 of the Investment Company Act
  (e)[_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
  (f)[_] Employee Benefit Plan, Pension which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
      Fund; see (S)240.13d-1(b)(1)(ii)(F)
  (g)[_] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
  (h)[_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP
  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.
  (a)Amount Beneficially Owned
  (b)Percent of Class
  (c)Number of shares as to which such person has:
      (i)sole power to vote or to direct the vote
     (ii)shared power to vote or to direct the vote


                               Page 7 of 12 pages

  (c)Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
     (ii) shared power to vote or to direct the vote
    (iii) power to dispose or to direct the disposition of
     (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  If this statement is being filed to report the fact that as of the date, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  If a group has filed this schedule pursuant to Rule 13D-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION
  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of an do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         _____________________________________
                                                       Date

                                         _____________________________________
                                                   Signature

                                         _____________________________________
                                                   Name/Title






                               Page 8 of 12 pages

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

Item 1(a)  Name of Issuer:
           --------------
           AAR Corp.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------
           1111 Nicholas Blvd.
           Elk Grove Village, IL  60007

Item 2(a)  Name of Person Filing:
           ---------------------
           This initial filing is made on behalf of John Hancock Mutual Life Insurance Company ("JHMLICO"), JHMLICO's direct, wholly-owned subsidiary, John Hancock Subsidiaries, Inc., ("JHSI"), JHSI's direct, wholly-owned subsidiary, The Berkeley Financial Group ("TBFG") and TBFG's direct, wholly-owned subsidiary, NM Capital Management, Inc. ("NM").

Item 2(b)  Address of the Principal Office:
           -------------------------------
           The principal business offices of JHMLICO and JHSI are located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117. The principal business office of TBFG is located at 101 Huntington Avenue, Boston, Massachusetts 02199. The principal business office of NM is 7510 Montgomery Blvd., NE, Suite 201, Alburquerque, NM 87109-1500.

Item 2(c)  Citizenship:
           -----------
           JHMLICO and TBFG were organized and exist under the laws of the Commonwealth of Massachusetts. JHSI was organized and exists under the laws of the State of Delaware. NM was organized and exists under the laws of the State of New Mexico.

Item 2(d)  Title of Class of Securities:
           ----------------------------
           Common Stock

Item 2(e)  CUSIP Number:
           ------------
           000361105

Item 3     If the Statement is being filed pursuant to Rule 13d-1(b), check
           ----------------------------------------------------------------
           whether the person filing is a:
           -------------------------------

           JHMLICO:      (a) (X)  Broker or Dealer registered under (S)15 of
                                  the Act

                         (c) (X) Insurance Company as defined in (S)3(a)(19) of the Act.

                         (e) (X) Investment Adviser registered under (S)203 of the Investment Advisers Act of 1940.

                         (g) (X)  Parent Holding Company, in accordance with
                                  (S)240.13d-1(b)(ii)(G).

           JHSI          (g) (X)  Parent Holding Company, in accordance with
                                  (S)240.13d-1(b)(ii)(G).

           TBFG          (g) (X)  Parent Holding Company, in accordance with
                                  (S)240.13d-1(b)(ii)(G)

           NM            (e) (X)  Investment Adviser registered under (S)203 of
                                  the Investment Advisers Act of 1940.

                               PAGE 9 OF 12 PAGES

Item 4     (a) Amount Beneficially Owned:
               NM beneficially owns 911,530 shares of common stock in various advisory accounts. In addition to the shares owned by NM, TBFG beneficially owns 1,600 shares of common stock through its direct, wholly-owned subsidiary, John Hancock Advisers, Inc. ("Advisers") which manages the JH Advisers Special Value Fund under management contract dated October 1, 1993.

           (b) Percent of Class:
               TBFG - 5.7%
               NM   - 5.7%

           (c) (i)   sole power to vote or to direct the vote:
                     NM           142,020 shares
                     Advisers       1,600 shares

               (ii)  shared power to vote or to direct the vote:   -0-

               (iii) sole power to dispose or to direct the disposition of:
                     NM       -   911,530 shares
                     Advisers -     1,600 shares

               (iv)  shared power to dispose or to direct the disposition of:
                     -0-

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------
               Not Applicable.

Item 6         Ownership of More then Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------
               See Item 4(a).

Item 7         Identification and Classification of the Subsidiary which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               --------
               See Items 2(a), 3 and 4.

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------
               Not applicable.

Item 9         Notice of Dissolution of a Group:
               --------------------------------
               Not applicable.

Item 10        Certification:
               -------------
               By signing below the undersigned certified that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              PAGE 10 OF 12 PAGES

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                              By: /s/ John T. Farady
                                 ---------------------------------------------
                              Name:   John T. Farady
                                   -------------------------------------------
Dated:  February 3, 1994      Title:  Vice President and Treasurer
      --------------------          ------------------------------------------


                              JOHN HANCOCK SUBSIDIARIES, INC.

                              By: /s/ John T. Farady
                                 ---------------------------------------------
                              Name:   John T. Farady
                                   -------------------------------------------
Dated:  February 3, 1994      Title:  Vice President and Treasurer
      --------------------          ------------------------------------------


                              THE BERKELEY FINANCIAL GROUP

                              By: /s/ Susan S. Newton
                                 ---------------------------------------------
                              Name:   Susan S. Newton
                                   -------------------------------------------
Dated:  January 31, 1994      Title:  Vice President
      --------------------          ------------------------------------------


                              NM CAPITAL MANAGEMENT, INC.

                              By: /s/ Christopher N. Meyer
                                 ---------------------------------------------
                              Name:   Christopher N. Meyer
                                   -------------------------------------------
Dated:  January 31, 1994      Title:  Treasurer
      --------------------          ------------------------------------------









                              PAGE 11 OF 12 PAGES

                                                                   EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------


     John Hancock Mutual Life Insurance Company, John Hancock Subsidiaries, Inc., The Berkeley Financial Group and NM Capital Management, Inc. hereby agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of AAR Corp. is filed on behalf of each of them.


                              JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                              By: /s/ John T. Farady
                                 ---------------------------------------
                              Name:   John T. Farady
                                   -------------------------------------
Dated:  February 3, 1994      Title:  Vice President and Treasurer
      --------------------          ------------------------------------


                              JOHN HANCOCK SUBSIDIARIES, INC.

                              By: /s/ John T. Farady
                                 ---------------------------------------
                              Name:   John T. Farady
                                   -------------------------------------
Dated:  February 3, 1994      Title:  Vice President and Treasurer
      --------------------          ------------------------------------


                              THE BERKELEY FINANCIAL GROUP

                              By: /s/ Susan S. Newton
                                 ---------------------------------------
                              Name:   Susan S. Newton
                                   -------------------------------------
Dated:  February 3, 1994      Title:  Vice President
      --------------------          ------------------------------------


                              NM CAPITAL MANAGEMENT, INC.

                              By: /s/ Christopher N. Meyer
                                 ---------------------------------------
                              Name:   Christopher N. Meyer
                                   -------------------------------------
Dated:  February 3, 1994      Title:  Treasurer
      --------------------          ------------------------------------






                              PAGE 12 OF 12 PAGES